UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : December 19, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Legal Name Change of Union Bank of California

Tokyo, December 19, 2008— UnionBanCal Corporation, which is a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., has legally changed the name of its wholly-owned subsidiary, Union Bank of California, N.A. (UBOC), to Union Bank, N.A.

1. Outline of Union Bank of California

(1) Address	400 California St., San Francisco, CA, USA

(2) Representative	Masaaki Tanaka, President and CEO

(3) Capital	US dollars 159,835 thousand

(4) Main Business	Commercial Banking

2. New legal name

Union Bank, N.A.

3. Reason for making the name change

UBOC already conducts business in regions outside of California. UBOC management decided that the new name better fits its desire to have a higher national brand recognition in the financial services marketplace.

4. Timing of name change

The legal name change is effective December 18, 2008.

Union Bank accepts transactions under the name of Union Bank of California during a certain period of time.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950